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                                    EXHIBIT 3.4

                   Amendment to Bylaws of Mirage Holdings, Inc.


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                                      AMENDMENT

                                       TO THE

                                       BYLAWS

                                         OF

                                MIRAGE HOLDINGS, INC.
                                A NEVADA CORPORATION


     Pursuant to approval of the Shareholders and members of the Board of Directors of MIRAGE HOLDINGS, INC., a Nevada corporation (the "Company"), given on April 30, 1999 the Company's Bylaws are hereby amended as follows, effective this 30th day of April, 1999:

     Article II, Section 2 of the Bylaws of the Company is hereby amended to delete such Section in its entirety and to replace such Section with the following:

          Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors of the Corporation shall be not less than three (3) nor more than nine (9) and the exact number of directors shall be seven (7) until changed, within the limits specified above, by a resolution amending such exact number, duly adopted by the Board of Directors or by the shareholders. The minimum and maximum number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted vote or written consent of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds (16-2/3%) of the outstanding shares entitled to vote thereon.


                                       /s/ Najeeb Ghauri
                               -------------------------------------
                                   Najeeb Ghauri, Secretary